Christopher Peterson +1 212.836.8861 Direct Christopher.Peterson@arnoldporter.com

December 30, 2024
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Attn:    Aamira Chaudhry
    Lyn Shenk

Re:    HF Foods Group Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    File No. 001-38180
Ladies and Gentlemen:
Dear Ms. Chaudhry and Mr. Shenk
On behalf of our client, HF Foods Group Inc. (“HF Foods” or the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 16, 2024 (the “Comment Letter”) with respect to the Company’s Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on March 26, 2024.
For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment.
Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion & Analysis
Results of Operations
EBITDA and Adjusted EBITDA, page 33

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com

Securities and Exchange Commission December 30, 2024 Page 2

1.We note you present Adjusted EBITDA because you believe it is less susceptible to variances resulting from non-recurring items. We also note Distribution, Selling and Administrative expenses for the year ended December 31, 2023 include a net gain of $10.0 million resulting from a settlement. It does not appear this settlement gain was adjusted for in your computation of Adjusted EBITDA. Please tell us your consideration of non-GAAP C&DI 100.03, which prohibits adjusting for non-recurring charges without also adjusting for non-recurring gains.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the requirements of Question 100.03 of the Compliance and Disclosure Interpretations for Non-GAAP Measures and believes it has taken a balanced view of both gains and losses relating to legal settlements. The Company looks at each legal settlement and related expenses independently in light of Item 10(e)(1)(ii)(B) of Regulation S-K, which prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.
As disclosed in the Company’s Form 10-K for Fiscal Year Ended December 31, 2023 (the “2023 Form 10-K”), the net gain of $10.0 million included in Distribution, Selling and Administration expenses for the year ended December 31, 2023 was related to the settlement (the “Ni Settlement”) of claims by the Company against certain former officers and directors of the Company including Zhou Min Ni, a former Chairman and Chief Executive Officer of the Company, and Chan Sin Wong, a former President and Chief Operating Officer of the Company.
While the Company recorded a gain relating to the Ni Settlement, it also incurred significant losses, which exceeded $10.0 million, relating to legal expenses in connection with the internal independent investigation by the Special Investigation Committee into the factual matters relating to the Ni Settlement and the subsequent pursuit of claims by the Special Litigation Committee that resulted in the Ni Settlement. The Company had also previously advised the Staff, in response to its comment letter dated February 3, 2022 (the “2022 Comment

Securities and Exchange Commission December 30, 2024 Page 3

Letter”), that it would not add back any losses relating to legal expenses incurred in connection with the Ni Settlement in calculating Adjusted EBITDA.
By comparison, on June 6, 2024 the SEC announced that it had accepted an Offer of Settlement submitted by the Company (the “SEC Settlement”) to resolve the formal, non-public SEC investigation of allegations that the Company and certain of its current and former directors and officers violated the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements.  Under the terms of the SEC Settlement, without admitting or denying the SEC’s findings in the matter, the Company consented to the entry of an administrative civil cease-and-desist order by the SEC resulting from materially false and misleading disclosures and other fraudulent conduct implemented by its former Chairman and Chief Executive Officer Zhou Min Ni and former Chief Financial Officer Jian Ming “Jonathan” Ni. The Company also agreed to pay a civil monetary penalty of $3.9 million. In addition to the civil monetary penalty, the Company incurred significant losses relating to legal expenses in connection with negotiation of the SEC Settlement.
With respect to the SEC Settlement, the $3.9 million civil monetary penalty was recorded in other income (expense) in the Company’s condensed consolidated statements of operations and comprehensive income (loss) included in its Form 10-Q for the Quarter Ended June 30, 2024. Based upon its assessment of the facts relating to the SEC Settlement, the Company determined that a similar settlement was not reasonably likely to recur, and it was adjusted for in the Company’s computation of Adjusted EBITDA for the quarter. Among the facts considered by the Company in making this determination were the numerous remedial actions undertaken by the Company and its cooperation during the SEC investigation as stated in the administrative civil cease-and-desist order by the SEC relating to the SEC Settlement. As it did with the Ni Settlement, the Company determined not to adjust for the losses relating to legal expenses it incurred in connection with the SEC Settlement. The Company’s decision not to adjust for the legal expenses relating to the SEC Settlement was also consistent with its response to the 2022 Comment Letter.

Securities and Exchange Commission December 30, 2024 Page 4

Consolidated Statements of Cash Flows, page 43

2.We note your disclosure on page 49 in note 1 to the financial statements that accounts at banks with an aggregate excess of the amount of outstanding checks over the cash balances are included in "checks issued not presented for payment" in current liabilities in the consolidated balance sheets. It appears this results from "book overdrafts," in which the sum of outstanding checks related to a specific bank account is in excess of funds on deposit for that bank account, rather than from "bank overdrafts," which occur when a bank honors disbursements in excess of funds on deposit in a reporting entity's account. Please tell us if our understanding is correct. We note that the change in the balance of "checks issued not presented for payment" is presented within the financing activities section of your consolidated statements of cash flows. Please tell us your basis for presenting this within financing activities rather than operating activities.

Response: The Company acknowledges the Staff’s comment and notes that the Staff’s understanding is correct. The Company’s book overdrafts resulted in a credit cash balance in the general ledger and were reinstated into the financial statement account named “checks issued not presented for payment.”
In evaluating the presentation of the book overdrafts in the statement of cash flows, the Company considered the guidance in the AICPA’s Technical Q&As Section 1300.15 which indicates that a net change in overdrafts should be classified as a financing activity in the statement of cash flows. However, this guidance was specific to bank overdraft positions.
The Company also reviewed the KPMG Handbook – Statement of Cash Flows, September 2024 (the “KPMG Handbook”) which indicates that “an entity may elect to include changes in a book overdraft position as a reconciling item in the reconciliation of net income to net cash flows from operating activities instead of cash flows from financing activities.” In interpreting the KPMG Handbook, the Company believes it is acceptable to show the net change in book overdraft positions as either an operating or financing cash flow activity and that it is an accounting policy decision that should be applied consistently. The Company has consistently presented net changes in “checks issued not presented for payment” in the financing section of the statement of cash flows.

Securities and Exchange Commission December 30, 2024 Page 5

In the Company’s future 10-K filings, the Company will include the following disclosure in the “Notes to Consolidated Financial Statements – 2. Significant Accounting Policies – Cash and Cash Equivalents”:
Book overdrafts represent accounts at banks with an aggregate excess of the amount of outstanding checks over the cash balances. Book overdrafts are reclassified to checks issued not presented for payment in current liabilities in the consolidated balance sheets. The net changes to checks issued not presented for payment are presented in the financing section of the statement of cash flows.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 836-8861.

Very truly yours,
/s/Christopher Peterson
Christopher Peterson

cc:    Cindy Yao
    Chief Financial Officer
    HF Foods Group Inc.

    Christine Chang
    General Counsel and Chief Compliance Officer
    HF Foods Group Inc.

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